Exhibit 2.1

Description of the Rights of the Registrant’s Securities

Registered under Section 12 of the Securities Exchange Act of 1934, as Amended (the “Exchange Act”)

Multi Ways Holdings Limited (“we,” “our,” “our company,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, our Class A ordinary shares, par value $0.0025 per share (“Class A Ordinary Shares”) listed and traded on the NYSE American. In addition, our authorized share capital includes Class B ordinary shares, par value $0.0025 per share (the “Class B Ordinary Shares”), and preferred shares, par value $0.00025 per share (the “Preferred Shares”), neither of which are registered under Section 12 of the Exchange Act. This exhibit contains a description of the rights of the holders of our Class A Ordinary Shares and Class B Ordinary Shares. References in this exhibit to “Ordinary Shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares, collectively.

Description of Ordinary Shares

The following is a summary of material provisions of our currently effective amended and restated memorandum of association and articles of association (the “Memorandum and Articles of Association”), as well as the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”) insofar as they relate to the material terms of our Ordinary Shares. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important.

Type and Class of Securities (Item 9.A.5 of Form 20-F)

Each Class A Ordinary Share and each Class B Ordinary Share has a par value of $0.0025. The number of Class A Ordinary Shares and Class B Ordinary Shares that have been issued as of the last day of the financial year ended December 31, 2025 is provided on the cover of the annual report on Form 20-F to which this exhibit is attached. Our Class A Ordinary Shares may be held in either certificated or uncertificated form.

On November 26, 2025, our shareholders approved, among other things, (i) the re-designation and re-classification of our then-existing authorized ordinary shares into Class A Ordinary Shares (one vote per share), Class B Ordinary Shares (fifty votes per share) and Preferred Shares, and (ii) a share consolidation of our Class A Ordinary Shares and Class B Ordinary Shares at a ratio within a range of 1-for-2 to 1-for-50, with the exact ratio to be determined by our board of Directors. On January 30, 2026, our board of Directors approved a 1-for-10 reverse share split of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, which became effective on February 23, 2026 (the “Reverse Share Split”). As a result of the Reverse Share Split, every ten issued Class A Ordinary Shares of a par value of $0.00025 each were combined into one Class A Ordinary Share of a par value of $0.0025 each, every ten issued Class B Ordinary Shares of a par value of $0.00025 each were combined into one Class B Ordinary Share of a par value of $0.0025 each, and any fractional shares resulting from the Reverse Share Split were rounded to the nearest whole share. In connection with the Reverse Share Split, our authorized share capital was adjusted from US$2,500,000 divided into 8,000,000,000 Class A Ordinary Shares, par value $0.00025 each, 1,000,000,000 Class B Ordinary Shares, par value $0.00025 each and 1,000,000,000 Preferred Shares, par value $0.00025 each, to US$2,500,000 divided into 800,000,000 Class A Ordinary Shares, par value $0.0025 each, 100,000,000 Class B Ordinary Shares, par value $0.0025 each and 1,000,000,000 Preferred Shares, par value $0.00025 each.

Pre-emptive Rights (Item 9.A.3 of Form 20-F)

Our Ordinary Shares are not subject to any pre-emptive or similar rights under the Cayman Companies Act or pursuant to the Memorandum and Articles of Association.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

Not applicable.

Rights of Other Types of Securities (Item 9.A.7 of Form 20-F)

Not applicable.

Rights of Ordinary Shares (Item 10.B.3 of Form 20-F)

Ordinary Shares

Our authorized share capital is $2,500,000 divided into (i) 800,000,000 Class A Ordinary Shares, par value $0.0025 per share, (ii) 100,000,000 Class B Ordinary Shares, par value $0.0025 per share, and (iii) 1,000,000,000 Preferred Shares, par value $0.00025 per share. The Class A Ordinary Shares and Class B Ordinary Shares carry equal rights and rank pari passu with one another, other than with respect to voting and conversion as described below.

Dividends

The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our board of Directors, on a pari passu basis. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Each Class A Ordinary Share is entitled to one (1) vote on all matters subject to vote at general meetings of our company. Each Class B Ordinary Share is entitled to fifty (50) votes on all matters subject to vote at general meetings of our company. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

(a)	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;

(b)	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

(c)	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

Conversion Rights

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder at any time after issue, without the payment of any additional consideration. The conversion rate is one Class A Ordinary Share for every one Class B Ordinary Share. Upon conversion, the relevant Class B Ordinary Shares will be cancelled and an equivalent number of new Class A Ordinary Shares will be issued. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

In addition, upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares, unless the holder of the Class B Ordinary Shares and the board of Directors consent in writing to the retention of Class B Ordinary Share status by the transferee. The creation of any pledge, charge, encumbrance or other third-party right on any Class B Ordinary Shares shall not be deemed a transfer triggering automatic conversion unless and until such interest is enforced and results in a transfer to a third party.

Preferred Shares

Our Amended and Restated Memorandum and Articles of Association authorize our board of Directors, without further action by our shareholders, to issue Preferred Shares in one or more series and to fix the powers, designations, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, of each such series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, redemption prices, and liquidation preferences, and the number of shares constituting each such series. Our board of Directors may, without shareholder approval, issue Preferred Shares with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our Class A Ordinary Shares and Class B Ordinary Shares. As of the date of this annual report, no Preferred Shares are issued and outstanding.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we shall, if required by the Cayman Companies Act, in each year hold a general meeting as our annual general meeting. Shareholders’ general meetings may be convened by the chairperson of our board of Directors or by a majority of our board of Directors. Advance notice of not less than ten days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board of Directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Calls on Shares and Forfeiture of Shares

Our board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Share Premium Account

The Directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of Directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of Directors. Under the Cayman Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the NYSE American or any other form approved by our board of Directors. Notwithstanding the foregoing, Class A Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the NYSE American. Any sale, transfer, assignment or disposition of Class B Ordinary Shares will result in the automatic conversion of such Class B Ordinary Shares into Class A Ordinary Shares on a one-for-one basis, except in the limited circumstances described above under “Conversion Rights.”

Our board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of Directors may also decline to register any transfer of any Ordinary Share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of Directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

(e)	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation Rights

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Issuance of Additional Shares

Our Amended and Restated Memorandum and Articles of Association authorize our board of Directors to issue additional Class A Ordinary Shares or Class B Ordinary Shares from time to time as our board of Directors shall determine, to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Class A Ordinary Shares and Class B Ordinary Shares.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Amended and Restated Memorandum and Articles of Association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements.

Requirements to Change the Rights of Holders of Ordinary Shares (Item 10.B.4 of Form 20-F)

Variation of Rights of Shares

Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Limitations on the Rights to Own Ordinary Shares (Item 10.B.6 of Form 20-F)

There are no limitations under the laws of the Cayman Islands or under the Memorandum and Articles of Association that limit the right of non-resident or foreign owners to hold or vote Ordinary Shares.

Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

Anti-Takeover Provisions

Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

(a)	authorize our board of Directors to issue Preferred Shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such Preferred Shares without any further vote or action by our shareholders;

(b)	provide for a classified board of Directors with staggered three-year terms, such that only approximately one-third of our Directors are elected each year;

(c)	provide for a dual-class share structure in which our Class B Ordinary Shares are entitled to fifty (50) votes per share, as compared to one (1) vote per share for our Class A Ordinary Shares; and

(d)	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our Directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Ownership Threshold (Item 10.B.8 of Form 20-F)

There are no provisions under the Cayman Companies Act or under the Memorandum and Articles of Association that govern the ownership threshold above which shareholder ownership must be disclosed.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England. In addition, the Cayman Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company: (i) does not have to file an annual return of its shareholders with the Registrar of Companies; (ii) is not required to open its register of members for inspection; (iii) does not have to hold an annual general meeting; (iv) may issue negotiable or bearer shares or shares with no par value; (v) may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance); (vi) may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands; (vii) may register as an exempted limited duration company; and (viii) may register as a segregated portfolio company. “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Cayman Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Cayman Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;
(b)	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

The Cayman Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

(a)	a company acts or proposes to act illegally or ultra vires;
(b)	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and
(c)	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our Amended and Restated Memorandum and Articles of Association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our Amended and Restated Memorandum and Articles of Association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Our Amended and Restated Memorandum and Articles of Association provide for a classified board of Directors divided into three classes serving staggered three-year terms, such that only approximately one-third of our Directors will be elected at each annual general meeting of shareholders. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our Amended and Restated Memorandum and Articles of Association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director ; or (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Amended and Restated Memorandum and Articles of Association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Changes in Capital (Item 10.B.10 of Form 20-F)

Subject to the Cayman Companies Act, we may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;
(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and
(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any way.

Debt Securities (Item 12.A of Form 20-F)

Not applicable.

Warrants and Rights (Item 12.B of Form 20-F)

Not applicable.

Other Securities (Item 12.C of Form 20-F)

Not applicable.

Description of American Depositary Shares (Items 12.D.1 and 12.D.2 of Form 20-F)

Not applicable.